EXHIBIT 21.1
Nordstrom, Inc. and Subsidiaries
Subsidiaries of the Registrant

Name of Subsidiary	State/Country of Incorporation

Nordstrom fsb	Arizona
Nordstrom Credit Card Receivables, LLC	Delaware
Nordstrom Credit, Inc.	Colorado
Nordstrom Private Label Receivables, LLC	Delaware
Nordstrom Distribution, Inc.	Washington
N2HC, Inc.	Colorado
Nordstrom International Limited	Washington
Nordstrom European Capital Group	France